

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2018

David G. Watumull
Chief Executive Officer
Cardax, Inc.
2800 Woodlawn Drive, Suite 129
Honolulu, HI 96822

      Re: Cardax, Inc.
           Registration Statement on Form S-4
           Filed May 2, 2018
           File No. 333-224619

Dear Mr. Watumull:

     We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Cover Page

1.   We note that the offer will expire on the date that is 20 business days "after the effective date of this registration statement, unless the offer is extended." Should the offer be published or sent to security holders on a date after the effective date of the registration statement, we remind the registrant of its obligations under Exchange Act Rule 14e-1(a). Please also advise us what consideration the registrant gave to ensuring that the exchange offer remains open for 20 "business days," as such term is defined in Exchange Act Rule 13e-4(a)(3).

Prospectus Summary
The Exchange Offer, page 4

2.   We note the disclosure that "[w]e will issue the Exchange Shares on a continuous basis during the Exchange Period." Please advise us if such disclosure is intended to mean that the registrant will issue Exchange Shares to holders who have properly tendered Original Warrants and the Exchange Payment on a rolling first come, first served basis prior to satisfaction of all of the conditions listed on page 63 or prior to the Expiration Date. If so, please clarify the disclosure accordingly and please advise us as to the registrant's understanding with respect to its right to assert such conditions after its issuance of a portion of the Exchange Shares.

General Terms of Exchange Offer, page 59

3.   Refer to the disclosure on page 59 indicating that "[d]uring any extension of the Exchange Offer…all Original Warrants previously tendered and accepted by us pursuant to the Exchange Offer will remain effective." Please clarify the meaning of "effective" in this context. If this disclosure is suggesting that holders of such tendered and accepted Original Warrants will not have received as payment the Exchange Shares, please reconcile with the disclosure referenced in the preceding comment.

Conditions to the Exchange Offer, page 63

4.   Disclosure on page 63 indicates that "[i]f any of these events occur, subject to the termination rights described above, we may (i) return any tendered Original Warrants to you…" Please advise how this would operate given the disclosure noted in the comment above that the registrant intends to issue the Exchange Shares on a continuous basis. In such a scenario, would the registrant expect the holders to return the previously received Exchange Shares to the registrant? Is there a legal basis for requiring the holders to do so?

General

5.   Please advise why this exchange offer is not subject to Exchange Act Rule 13e-4. In responding to this comment, please specifically address the definition of "issuer" in Rule 13e-4(a)(1) and whether the registrant is subject to the periodic reporting requirements of Exchange Act section 15(d).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

David G. Watumull
Cardax, Inc.
May 18, 2018
Page 3

      Please contact Ada D. Sarmento at 202-551-3798, Perry Hindin, Special Counsel, Office of Mergers & Acquisitions, at 202-551-3444 or Mary Beth Breslin at 202-551-3625 with any questions.

                                    Division of Corporation Finance
                                    Office of Healthcare & Insurance

cc: Richard M. Morris, Esq.